Wah Fu Education Group Limited

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176

June 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director, AD Office 11 – Telecommunications

Re:	Wah Fu Education Group Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed June 15, 2018
File No. 333-223804

Dear Mr. Spirgel:

Wah Fu Education Group Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 21, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously filed on June 15, 2018. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

Financial Statements

Note 2 — Summary of Significant Accounting Policies

Accounts Receivable — net, page F-10

1.	Please expand your disclosures on accounts receivable in Note 2 and on page 64 to address:

-	the nature of underlying revenues and related services;
-	the reasons for granting extended repayment terms;
-	the receivable amounts over 90 days and over one year, if material; and
-	receivable amounts due from customers accounting for 10% of total outstanding receivables and/or 10% of total revenues.

Additionally, update your disclosure of Material Contracts on pages 82-83 to reflect your extended credit terms.

In response to the Staff’s comment, we have expanded disclosure relating to accounts receivables in Note 2 of our audited financial statement and the section titled Management’s Discussion and Analysis of the Registration Statement. The revised disclosure can be found on pages 64 and F-10 of the Registration Statement.

Securities and Exchange Commission

June 28, 2018

We have also added, to the extent applicable, disclosure relating to extensions of credit terms to our customers under material contracts described in the Registration Statement. The revised disclosure can be found on pages 82 and 83 of the Registration Statement.

Loans to third parties, page F-10

2.	We note that you provide loans to unrelated companies and individuals with which the Company has business relationships. Please disclose the nature of the business relationships and your business purposes for making the cash advances, and advise us.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the nature of our business relationship with third parties to whom we have provided loans and our business purposes for making such cash advances. The revised disclosure can be found on pages 64 and F-10 of the Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xinghui Yang
Xinghui Yang
Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

Fang Liu, Esq.
Mei & Mark LLP